FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

   1                            Translation of letter to the Buenos Aires Stock Exchange dated May 24, 2013.

TRANSLATION

Autonomous City of Buenos Aires, May 24, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Notification of partial award in the CCI Arbitration No. 16232/JRF/CA “YPF v. AESU and TGM”

Dear Sirs:

We hereby address you in order to comply with Section 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In that connection, please be advised that today, YPF S.A. (“YPF”) has been notified of a partial award granted by a majority of the Tribunal in the CCI Arbitration No. 16232/JRF/CA “YPF v. AESU and TGM,” whereby YPF was deemed responsible for the rescission that occurred in 2009 of certain gas export and transportation contracts entered into with AESU and TGM.  Such award only decided the responsibility of the parties, leaving the determination of any damages that may exist subject to a new arbitral proceeding before the same Tribunal.

YPF is currently analyzing the bases of such arbitral award and will vigorously defend its interests and those of its shareholders.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 28, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer